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                              September 15, 2021

       Randy Hyzak
       Chief Financial Officer
       LAS VEGAS SANDS CORP
       3355 Las Vegas Boulevard South
       Las Vegas, Nevada 89109

                                                        Re: LAS VEGAS SANDS
CORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 5,
2021
                                                            File No. 001-32373

       Dear Mr. Hyzak:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
   2. We note the disclosure in your Form 10-K, proxy statement and CSR report that you are seeking meaningful
environmental improvement through green buildings,
                                                        environmentally
responsible operations, and green meetings and events. If material, please quantify capital
expenditures and compliance costs for these climate-related
                                                        initiatives.

   3. If material, discuss the significant physical effects of climate change on your operations and results. This
disclosure may include the following:
                                                            severity of
weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and
quality;
 Randy Hyzak
LAS VEGAS SANDS CORP
September 15, 2021
Page 2
                quantification of material weather-related damages to your property or operations;
              and
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.
4. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
5. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Maryse Mills-Apenteng at 202-551-3457 or Pam Long at
202-551-
3765 with any questions.



FirstName LastNameRandy Hyzak                                  Sincerely,
Comapany NameLAS VEGAS SANDS CORP
                                                               Division of
Corporation Finance
September 15, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName